# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Waverly Labs Inc.
19 Morris Avenue, Brooklyn
New York, NY 11205
www.waverlylabs.com

Up to $534,998.20 in Series C Common Stock at $3.80
Minimum Target Amount: $9,997.80

# Company:

**Company:** Waverly Labs Inc.
**Address:** 19 Morris Avenue, Brooklyn, New York, NY 11205
**State of Incorporation:** DE
**Date Incorporated:** June 16, 2014

# Terms:

### Equity

**Offering Minimum:** $9,997.80 | 2,631 shares of Series C Common Stock
**Offering Maximum:** $534,998.20 | 140,789 shares of Series C Common Stock
**Type of Security Offered:** Series C Common Stock
**Purchase Price of Security Offered:** $3.80
**Minimum Investment Amount (per investor):** $380.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

## Perks* & Investment Bonuses

First 24 hours

Invest within the first 24 hours and get an additional 52% bonus shares

Day 2-4

Invest within the next 48 hours and receive 10% additional bonus shares

$500+ investment

25% off the retail price of Ambassador (cannot be combined with other discounts)

$2,500+ investment

Reserved Ambassador in your color choice of wine red or black

$5,000+ investment

Additional 5% bonus shares & reserved Ambassador in your color choice of wine red or black

$10,000+ investment

Additional 10% bonus shares & reserved Ambassador in your color choice of wine red or black

*All perks occur after the offering is completed.*

**\*Perks and bonus shares are not compounded.** In the case of conflicting perks, investors will receive the greatest value perk. All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Waverly Labs Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Common Stock at $3.80 / share, you will receive 110 Series C Common Stock shares, meaning you'll own 110 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

**Description of Business**

Waverly Labs Inc. ("Waverly Labs" or "the Company") is a Brooklyn-based innovative consumer products company incorporated in the State of Delaware on June 16, 2014. Focused at the convergence of wearable technology and speech translation, Waverly Labs launched its first product in 2016 – Pilot Smart Earbuds ("Pilot") - which translates languages from one person to another. In 2019, the Company debuted "Ambassador" - an over-the-ear interpreter device for professionals and travelers of all backgrounds.

With Ambassador, the Company is poised to disrupt the $23 billion US market\*\* comprised of professional interpreters and bilingual hires in business and commerce.

**Sales, Supply Chain, & Customer Base**

As of December 31, 2018, the Company has generated over $7,100,000 in gross sales of

Pilot to nearly 33,000 customers, which represents approximately 34,500 Pilots sold. The Company has generated sufficient revenues to produce and manufacture 37,500 units of Pilot, a corresponding translation app, secure trademarks and patent pending technology status, and maintain operations over the 21 month period from launch through completed production.

The company owns the patents pending and trademarks. The inventors were working for the company and assigned their inventions to us. We also license some of the IP (data sets, certain algorithms).

As of the date of this Offering, we have approximately $450,000 in pre-orders for Ambassador through IndieGogo and our website www.waverlylabs.com. We intend to begin production on Ambassador ahead of the 2019 holiday period.

The Company sources materials for its products globally, and both Pilot and Ambassador were designed and created in the Company's offices in Brooklyn, NY, and manufactured in China by third-party contract manufacturers. The Company's software is also created and designed in the Company's offices in Brooklyn, NY, in collaboration with third-party software development teams located in the United States and globally.

The market for our products consists of customers across the consumer and professional industries. Consumers primarily have needs in leisure interactions, such as traveling or speaking with family and friends. Professional users face language barriers in professional applications and business. Currently, based on a survey of our customers we estimate that 66% of our pre-orders for Ambassador are for business applications, and the other 33% are for personal interactions.

**CSA Research, "15th Annual Review of the Services and Technology Industry That Supports Translation, Localization, Interpreting, and Global Content", 2019; and New American Economy, "Not Lost in Translation", 2017.

*Competitors and Industry*

Although the Company believes it is a leading translation earpiece producer, it has a number of competitors and faces significant competition. Its competitors range from small companies that have not fully developed their products to large companies with fully-developed products. Our most direct competitor is Timekettle, a Shenzhen, China based startup developing similar earbud translation technology. Other competitors include Google (producer of "pixel buds" – smart earpieces that translate speech on behalf of the user), Human Incorporated (producer of language translation headphones), and Orion Labs (producer of a smart "walkie-talkie" that translates speech on behalf of the user). Not all of our competitors utilize earpiece technology for translation, but those that do are in the most direct competition with our Company.

The Company differentiates itself through what it believes to be superior translation software, quality of their products, their capabilities to deliver a translation experience comparative to their competitors. Our technology stack includes an amalgamation of proprietary technology and licensed software from industry experts in speech recognition and machine translation. Also, our brand reputation as a leader in the market has helped us maintain our position in the earbud translator market. We are a leader in the category with significant sales, multiple patent pending technologies, trademarks, trade secrets, and high levels of brand recognition in North America and Europe.

### *Current Stage and Roadmap*

Waverly Labs launched its first product, Pilot Smart Earbuds with language translation, in 2016 and established the hearable translation category.

By the end of 2018, the company has generated $7,100,000 in gross sales Pilot and secured patent pending status on key technology.

In 2019, we are launching "Ambassador" - an over-the-ear interpreter for professionals and travelers of all backgrounds. It's the next evolution of research in language technologies and speech wearables. To date, we have generated nearly $450k in pre-orders for Ambassador. We intend to launch Ambassador in time for the 2019 holiday period.

With Ambassador, the Company's goal is to disrupt the $23B US market comprised of professional interpreters and bilingual hires in business and commerce. The product will be sold at $149 along with an optional subscription model for advanced features.

## The Team

### Officers and Directors

**Name:** George Andrew Ochoa

George Andrew Ochoa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Director, Chairman
  **Dates of Service:** June 12, 2014 - Present
  **Responsibilities:** As CEO, Andrew oversees all business operations of the Company. Andrew founded Waverly Labs in 2014 and has served as the CEO and as a Director of the Company since its inception. Prior to his position at the Company, Andrew worked on sales and product teams for tech startups in Austin, TX and New York, NY.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*The Company operates in a market that is attracting competition and the size and resources of some of the Company's competitors or expected competitors may allow them to compete more effectively than we can, which could result in the Company's failure to achieve a significant market share or revenue and profitability.*
The market for language translation earpieces continues to become more competitive as the technology required for such earpieces matures. The Company expects competition to intensify in the future at a quicker rate as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants, including certain large, mature companies introduce new products into the market. Many of the Company's current competitors are early-stage companies but the Company expects well-established companies to enter the market aggressively with diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than those of the Company. Notably, Google Inc.'s Google Pixel Buds provide language translation similar to the Pilot but with the ability to translate 40 languages. More established companies may offer an assortment of hardware and software products to supplement the language translation earpiece that customers find appealing. Those products may help established companies achieve a significant market share and put downward pressure on margins, which could impede the Company's ability to achieve the margins it expects and harm its business and results of operations.

*The Company depends on sales of its language translation earpieces for substantially all of its revenue, and any decrease in the sales of those products would harm its business.*
To date, substantially all of the Company's revenue has been derived from sales of its language translations earpiece known as "Pilot," and the Company expects to continue to derive the substantial majority of its revenue from sales of that earpiece and accessories for the foreseeable future. A decline in the price of that earpiece, whether due to macroeconomic conditions, competition or otherwise, or the Company's inability to increase sales of those products, would harm the Company's business and operating results more seriously than it would if the Company derived significant revenue from a variety of product lines and services. Any decrease in the sales of the Company's language translation earpiece would harm its business. While the Company likely will evaluate other products and services to add to its offerings, the Company may not be successful in identifying or executing on any opportunities, and the Company expects sales of its language translation earpiece to represent a

substantial portion of its revenue for the foreseeable future. As a result, the Company's future growth and financial performance will depend heavily on its ability to develop and sell enhanced versions of its language translation earpiece. If the Company fails to deliver product enhancements, new releases or new products that its customers want, its business and results of operations would be harmed.

### *The Company relies on third-party suppliers and manufacturers to provide components for its earpiece.*

All of the components that go into the manufacture of the Company's language translation earpieces are sourced from third-party suppliers and manufactured by third-party contract manufacturers. While we are not dependent on any particular supplier for the components of our products, if the Company loses access to components from a particular supplier, or experiences a significant disruption in the supply of products and components from a current supplier, the Company may have difficulty locating alternative suppliers of comparable quality at an acceptable price, and the Company's business could be materially and adversely affected. Similarly, if one of the Company's manufacturers faces any disruption in its business, then the Company may not obtain sufficient product to meet demand and may have difficulty or be unable to locate alternative manufacturers of comparable quality at an acceptable price, or at all, and the Company's business could be materially and adversely affected. In addition, if the Company experiences a significant increase in demand for its products, its suppliers and manufacturers might not have the capacity or elect to meet the Company's needs as they allocate components or manufacturing capacity to other customers. This is especially relevant in the Company's current phase, as it is in the process of launching its new product, "Ambassador", the demand for which is difficult to predict. Identifying a suitable supplier or manufacturer is an involved process that requires the Company to become satisfied with the quality control, responsiveness and service, financial stability and labor and other ethical practices of the supplier or manufacturer, and if the Company seeks to source materials from new suppliers or have products manufactured by a new manufacturer, then there can be no assurance that the Company could do so in a manner that does not disrupt the manufacture and sale of its products. The Company's reliance on third-party suppliers also poses additional risks, including risks related to price increases, timely delivery, component quality, failure of suppliers and manufacturers to remain in business, and natural disasters and other catastrophic events.

### *There is not guarantee that the rate of the Company's sales in the future will be as high as during its IndieGogo crowdfunding campaign and that campaign might not be indicative of future performance.*

Although the Company's sales grew rapidly during its IndieGogo crowdfunding campaign, investors should not consider that sales growth as indicative of the Company's future performance. In future periods, the Company's sales could decline or grow more slowly than it expects. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

***The Company may have difficulty in accurately predicting its future customer demand which could adversely affect its operating results.***

To ensure adequate inventory supply and meet the demands of the Company's customers and distributors, the Company must forecast inventory needs and place orders with its contract manufacturers and component suppliers based on its estimates of future demand for particular products. The Company has relatively recently begun producing its products, and it has experienced rapid growth in demand. The Company may be unable to meet customer or distributor demand for its products or may be required to incur higher costs to secure the necessary production capacity and components. The Company could also overestimate future sales of its products and risk carrying an excess product and component inventory. Further, the Company's ability to accurately forecast demand for its products could be affected by other factors, including product introductions by competitors, unanticipated changes in general market demand, macroeconomic conditions or consumer confidence. If the Company fails to continue to develop the infrastructure that enables it to accurately forecast customer demand for its products, then its business and operating results could be adversely affected.

***The Company's success depends significantly on its ability to develop the value and reputation of its brand.***

The Company's success depends significantly on the value and reputation of its brand, including its primary trademarks "Waverly Labs" and "Pilot." The Waverly Labs name and premium brand image are integral to the growth of the Company's business and expansion into new vertical markets. Maintaining, promoting and positioning the Company's brand will largely depend on the success of its marketing and merchandising efforts and its ability to provide consistent, high-quality products. If the Company fails to achieve those objectives or if its public image or reputation were to be tarnished by negative publicity, then the Company's brand, business, and operating results could be adversely affected. Negative publicity regarding any supports with which the Company is associated or may become associated, its products, its customers' content, and the labor policies of any of the Company's suppliers or manufacturers could create corresponding negative publicity for the Company, harm the Company's brand image and, as a result, adversely impact its sales and results of operations. Maintaining and enhancing the Company's brand may require it to make substantial investments and these investments may not achieve the desired goals. If the Company fails to successfully promote and maintain its brand or if the Company incurs excessive expenses in this effort, the Company's business and operating results could be adversely affected.

***The Company has not yet developed a robust research and development program or invested significant resources in research and development.***

The Company has not yet developed a robust research and development program or invested significant resources in research and development. The Company's resources have been focused on the launch of its initial product, the "Pilot." As a result, the Company has used its capital and human resources on that product rather than on developing strong research and development capabilities.

*Any material disruption of the Company's information systems could adversely affect its operating results.*

The Company is dependent on information systems to operate its ecommerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of the Company's systems, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause delays in its supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to its customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its ecommerce channels and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected. In particular, the Company is heavily reliant on information systems to conduct its order and inventory management and financial processes. As the Company expands its operations, it expects to utilize additional systems, including an enterprise resource planning system, the implementation of which could cause disruption to the Company's supply chain, and service providers that may also be essential to managing the Company's business.

*The Company is highly dependent on its Chief Executive Officer.*

The Company's future success depends in significant part on the continued service of its CEO, G. Andrew Ochoa. Mr. Ochoa is critical to the strategic direction, product development, and overall management of the Company as well as its research and development process. Mr. Ochoa is an at-will employee and was awarded 2,518,750 shares as part of his equity compensation as CEO, of which 1,499,256 shares remain for vesting in equal installments over 25 months. The loss of Mr. Ochoa could adversely affect the Company's business, financial condition, and operating results.

*If the Company is unable to retain, attract and integrate qualified personnel, then it ability to develop and successfully grow its business could be harmed.*

In addition to the continued services of Mr. Ochoa, the Company believes that its future success is highly dependent on the contributions of its executive officers, as well as its ability to attract and retain highly skilled and experienced sales, research and development and other personnel. All of the Company's employees, including its executive officers, are free to terminate their employment relationship with the Company at any time, and their knowledge of the Company's business and industry may be difficult to replace. If one or more of the Company's executive officers or key employees leave, then the Company may not be able to fully integrate new personnel or replicate the prior working relationships, and its operations could suffer. Qualified individuals are in high demand, and the Company may incur significant costs to attract them. Many of the companies with which the Company competes for experienced personnel also have greater resources than those of the Company. If the Company is unable to attract and retain highly skilled personnel, then it may not be able to achieve its strategic objectives, and its business, financial condition and operating results could be adversely affected.

*The Company may not successfully grow internationally.*
Most of the Company's sales have been made to customers in the United States. The Company's ability to grow internationally by attracting customers outside of the United States will be important. The Company has not yet focused on developing its business internationally while competitors may have done so. If the Company is unable to successfully grow internationally, then it may not be able to achieve its desired strategic and financial goals.

*The Company may be subject to product liability or warranty claims that could result in significant direct or indirect costs, or the Company could experience greater returns from customers than expected, which could harm its business and operating results.*
The Company generally provides a 12-month warranty on all of its products. The occurrence of any material defects in its products could make it liable for damages and warranty claims in excess of its current reserves. In addition, the Company could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of the Company's products could affect its brand image, decrease customer demand, and adversely affect its operating results and financial condition. Also, while the Company's warranty is limited to repairs and returns, warranty claims may result in litigation, the occurrence of which could adversely affect its business and operating results.

*The Company's intellectual property rights and proprietary rights may not adequately protect its products.*
The Company's commercial success will depend substantially on its ability to obtain patents and other intellectual property rights and maintain adequate legal protection for its products in the United States and other countries. The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, the Company has no issued patents or applications pending in the United States or in foreign jurisdictions. The Company will apply for patents covering its products, services, technologies, and designs, as it deems appropriate. The Company may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. Even if patents are issued, they may not be sufficient to protect the Company's products, services, technologies, or designs. The Company's future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the Company expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, the Company cannot be certain whether

(a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business. The patents the Company licenses and those that may be issued to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's future inventions in territories where the Company will not have patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into the United States or other territories. Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts. The Company has two registered trademarks in the United States. If the Company is not successful in arguing that there is no likelihood of confusion between its marks and the marks that are the subject of other applications or registrations owned by third parties, then any foreign trademark applications by the Company may be denied, preventing it from obtaining trademark registrations and adequate protection for its marks in the relevant jurisdictions, which could impact its ability to build its brand identity and market its products and services in those jurisdictions. Third parties may claim that the Company's trademarks infringe their rights. As a result, the Company could be forced to pay significant settlement costs or cease the use of these trademarks and associated elements of its brand in the United States or other jurisdictions. Even in those jurisdictions where the Company is able to register its trademarks, competitors may adopt or apply to register similar trademarks to it, may register domain names that mimic the Company's domain names or incorporate its trademarks or may purchase keywords that are identical or confusingly similar to its brand names as terms in Internet search engine advertising programs, which could impede its ability to build its brand identity and lead to confusion among potential customers of its products and services. The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States and, therefore, in certain jurisdictions, the Company may be unable to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, which could adversely affect its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, take significant time and divert management's attention from other business concerns. Additionally, the Company may provoke third parties to assert claims against it. These claims could invalidate or narrow the scope of its own intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded, if any, may be commercially valuable. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

***The Company's business may suffer if it is alleged or determined that its technology or one of its licensor's technologies or another aspect of the Company's business infringes the intellectual property rights of others.***

The markets in which the Company competes are characterized by the existence of a large number of patents and trade secrets and also by litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, third parties may claim that the Company is infringing upon their intellectual property rights or offer licenses to the Company in respect of technology they own that may be infringed upon by the Company's products. Also, third parties may make infringement claims against the Company that relate to technology developed and owned by one of the Company's suppliers for which our suppliers may or may not indemnify it. Even if the Company is indemnified against such costs, the indemnifying party may be unable to uphold its contractual obligations and determining the scope of these obligations could require additional litigation. Claims of intellectual property infringement against the Company or its suppliers might require the Company to redesign its products, rebrand its services, enter into costly settlement or license agreements, pay costly damage awards or face a temporary or permanent injunction prohibiting the Company from marketing or selling its products or services. If the Company cannot or does not license the infringed intellectual property on reasonable terms or at all, or substitute similar intellectual property from another source, its revenue and operating results could be adversely impacted. Additionally, the Company's customers may not purchase its offerings if they are concerned that they may infringe third-party intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend in litigation, divert management's attention and resources, damage the Company's reputation and brand and cause the Company to incur significant expenses. The occurrence of any of these events may have an adverse effect on the Company's business, financial condition, and operating results.

***The Company relies on licenses from several suppliers, which causes the Company to have high licensing costs and creates a risk that they may seek to change the terms in the future or lose rights to the technology.***

The Company's sole product is comprised of multiple source data, along with its own proprietary technology to enhance the translation experience. Nonetheless, the translation engine is an amalgamation of several suppliers, and the high license costs and the Company's dependence on multiple supplier data puts the Company in a delicate position to create a cost-effective solution for its customers. The Company's licenses from suppliers to the intellectual property used in its product is neither exclusive nor perpetual. Therefore, the Company is at risk that it may lose the right to license one or more key components or that costs to license them may increase drastically. In either case, the Company's business, financial condition, and operating results could be materially and adversely affected.

***If the Company's customers are not satisfied with its technical support or software updates, then they may choose not to purchase the Company's products, which would adversely impact its business and operating results.***

The Company's business relies, in part, on its customers' satisfaction with the technical support and software updates it provides to support its products. If the Company fails to provide technical support services that are responsive, satisfy its customers' expectations, and resolve issues that they encounter with its products, customers may choose not to purchase additional products and the Company may face brand and reputational harm, which could adversely affect its operating results. The Company's ability to provide technical support and software updates has not yet been tested and may not be satisfactory.

### *An economic downturn or economic uncertainty in the United States or in other key markets may adversely affect consumer discretionary spending and demand for the Company's product.*

The Company's product is a discretionary item for consumers. Factors affecting the level of consumer spending for a discretionary item include general market conditions, macroeconomic conditions and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and tax rates. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of the Company's products. Consumer demand for the Company's products may not reach its sales targets, or may decline, when there is an economic downturn or economic uncertainty. The Company's sensitivity to economic cycles and any related fluctuation in consumer demand could adversely affect the Company's business, financial condition, and operating results.

### *Catastrophic events or political instability could disrupt and cause harm to the Company's business.*

A natural disaster, fire, act of terrorism or other catastrophic event in Texas or elsewhere that results in the destruction or disruption of any of the Company's critical business operations or information technology systems could severely affect the Company's ability to conduct normal business operations and, as a result, its future operating results could be harmed. The Company's key manufacturing and supply partners have global operations including in China as well as the United States. Political instability or catastrophic events in any of those countries could adversely affect the Company's business in the future, our financial condition and operating results.

### *We do not intend to pay dividends for the foreseeable future.*

The Company currently intends to retain any future earnings to finance the operation and expansion of its business does not expect to declare or pay any dividends in the foreseeable future. As a result, investors may only receive a return on their investment in Non-Voting Common Stock, if at all.

### *If the Company is able to obtain additional financing and thereafter be successful in growing its revenues according to its operating plans, then the Company may not be able to manage its growth effectively, which could adversely affect its operations and financial performance.*

The ability to manage and operate the Company's business as the Company executes its growth strategy may require further substantial capital and effective planning. Significant rapid growth on top of the Company's current operations could greatly strain its internal resources, leading to a much lower quality of customer service, reporting problems and delays in meeting important deadlines that could adversely affect the Company's business, financial condition, and operating results. The Company's efforts to grow could place a significant strain on its personnel, management systems, infrastructure, liquidity, and other resources. If the Company does not manage its growth effectively, then its operations could be adversely affected, resulting in slower or negative growth, critical shortages of cash and a failure to achieve or sustain profitability.

*If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to the Company.*
The Company may determine, either because it is unable to raise funds through sales of equity or debt or because terms are more beneficial, to raise funds through collaborations, licensing, or other similar arrangements. Those arrangements often require payment of royalties or other compensation that decreases the amount of revenue and/or profit that the Company may generate in the future, and they may be structured to give exclusive rights to certain markets. Any such arrangements could result in a reduction in the value of the assets of the Company or alter the financial outlook of the Company in a way that could have a positive or negative impact on the operating results of the Company.

*There is no assurance the maximum amount of this offering will be sold.*
This offering will be undertaken through the services of a third party that will act as the Company's online portal, and there can be no assurance that all of the Series C Common Stock offered hereby will be sold. Failure to sell all of the stock offered may result in the Company having less capital than the Company considers ideal, which could adversely affect the ability of the Company to take advantage of business opportunities and grow in accordance with its existing objectives or in the manner it currently contemplates. The offer and sale of the Series C Common Stock pursuant to this offering have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Thus, investors cannot rely upon any regulatory agency having reviewed the terms of the offering, including the nature and amount of compensation, disclosure of risk and the fairness of the terms of the offering. Accordingly, investors must judge the adequacy of disclosure and fairness of the terms of the offering on their own, and without the benefit prior review by any regulatory agency.

*The Series C Common Stock will be subordinate to any Company debt.*
The Series C Common Stock is equity, which by its nature is subordinate to any present or future debt obligations of the Company. The effect of this subordination is that if the Company is involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the

acceleration of, any of its debt, if any, its assets will be available to distribute assets in liquidation only after all debt of the Company, if any, has been paid in full from those assets. The Company may not have sufficient assets remaining to make any distribution to the holders of Series C Common Stock after payment of its debt. The Company is not restricted from incurring any debt or other liabilities.

*The Company cannot easily resell the Company's securities.*

There is not now and likely will not be a public market for the Series C Common Stock or any capital stock of the Company. Because the Series C Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Similarly, the Amended and Restated Bylaws of the Company contain transfer restrictions that prohibited the transfer of any shares of Common Stock of the Company, including the Series C Common Stock. Limitations on the transfer of the Series C Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Series C Common Stock in a private sale.

*The board resolution we submitted changed the size of the Board to 1 director: Andrew Ochoa.*

The Board of Directors of the Company consists of one director, Andrew Ochoa, who was designated for election by himself as the largest stockholder of the Company. Because the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series C Common Stock. Additionally, certain significant stockholders of the Company are party to a Voting Agreement in which they agree to designate for election to the Board of directors only those who are designated by Andrew Ochoa. As such, this Voting Agreement gives Mr. Ochoa additional controls over the management of the Company, and therefore the risk of the occurrence of the events outlined above are further increased.

*Any valuation of the Company is not based on facts or any valuation methodology.*

The valuation set by the Company in this offering is not based on any valuation methodology and should not be treated as an indication of the value of the Company. In an early-stage company, a value for a company cannot be established as a result of the uncertainty at such stage. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Series c Common Stock.

*The Company has a limited operating history upon which an investor can evaluate its performance, and accordingly, its prospects must be considered in light of customary issues early-stage companies encounter.*

The Company incorporated under the laws of the State of Delaware in June 2014. The

Company's ability to build a viable business and the likelihood of building such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business that is operating in an unproven industry. The Company expects its operating expenses will increase for the near future, and investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

*The holders of Series C Common Stock will be diluted upon exercise of options*
The holders of Series C Common Stock will be diluted if the grantees of stock options exercisable for shares of Series B Common Stock exercise their rights to be issued Series B Common Stock. The dilution will cause the holders of Series C Common Stock to own a smaller percentage of the capital stock of the Company.

*The Company may become subject to penalties and interest for late payment to the Internal Revenue Service of certain tax obligations*
In connection with the review by Artesian CPA, LLC (the "CPA") of the Company's financial statements for the calendar year ended December 31, 2016, it was concluded that the Company had taxable income of approximately $3,103,000 from the funds received in its IndieGogo campaign, which was reduced by certain net operating loss carryforward of $12,000, which resulted in taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon the Company's federal and state tax rates was $1,185,260 is reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued such obligation as an expense to its liabilities. The Company has filed its federal and state tax returns treating the pre-sales on IndieGogo as advance payments and, therefore, deferring recognition of the income until the year 2017. The Company has elected not to amend its filed 2016 tax return and pay tax obligations potentially due because the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 income tax return. As a result of the Company's foregoing position and its decision not to pay any taxes that may be due on potentially taxable income in the year 2016, the Company may become subject to penalties and interest for late payment to the Internal Revenue Service of those obligations. Under Section 172(b)(2) of the Internal Revenue Code, future net operating losses of a company may be carried back for 2 years, which means that the Company has a right to offset any income in the year 2016 with losses in the years 2017 and 2018. The Company has estimated that it will incur losses in the amount of $1,908,330 in the year 2017, net of any additional taxable income the Company earned from its IndieGogo campaign in the calendar year 2017. Those losses assume that the Company will recognize no revenue from the sale of products in the year 2017, and the Company does not expect to recognize any revenue for the year 2017.

*The Company operates in a market that is attracting competition and the size and resources of some of the Company's competitors or expected competitors may allow them to compete more effectively than we can, which could result in the Company's failure to achieve a significant market share or revenue and profitability.*
The market for language translation earpieces continues to become more competitive

as the technology required for such earpieces matures. The Company expects competition to intensify in the future at a quicker rate as existing competitors introduce new and more competitive offerings alongside their existing products, and as new market entrants, including certain large, mature companies introduce new products into the market. Many of the Company's current competitors are produce language translation earpieces and include early-stage companies such as Timekettle and MyManu, but the Company expects well-established companies to enter the market aggressively with diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than those of the Company. Notably, Google Inc.'s Google Pixel Buds provide language translation similar to Pilot and Ambassador but with the ability to translate 40 languages, as opposed to our products, which can currently translate only 20 languages. More established companies may offer an assortment of hardware and software products to supplement the language translation products that customers find appealing. Further other companies may develop products other than earpieces that compete with the services that we offer. Those products may help established companies achieve a significant market share and put downward pressure on margins, which could impede the Company's ability to achieve the margins it expects and harm its business and results of operations.

*The reviewing CPA has issued included a "going concern" note in the reviewed financials.*
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

*The majority of the Company's sales have been made through crowdfunding campaigns, and there is no guarantee that the Company will continue to be successful in generating sales through this method of distribution.*
● Although the Company's sales grew rapidly during its IndieGogo crowdfunding campaigns for the Pilot and Ambassador, investors should not consider that sales growth as indicative of the Company's future performance. In future periods, the Company's sales could decline or grow more slowly than it expects. Further, the Company may not be successful in utilizing crowdfunding campaigns to sell its products in the future, or may utilize alternative distribution and/or sales channels to sell its products, which may be less successful than its previous crowdfunding campaigns in generating sales, hurting the Company's profitability. The Company also may continue to incur significant losses in the future for a number of reasons, including other risks described in this Offering Memorandum, and the Company may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

*To remain competitive and stimulate customer demand, the Company must successfully manage frequent product introductions and transitions.*
● The Company believes that it must continually develop and introduce new

products, enhance its existing products and effectively stimulate customer demand for new and upgraded products. The Company's research and development efforts will require it to incur substantial research and development expenses without being able to achieve an acceptable return, if any, on the research and development efforts. Further, any failure to complete product transitions effectively could harm the Company's brand. The success of new product introductions to customers, such as Ambassador, depends on a number of factors including, but not limited to, timely and successful research and development, market and customer acceptance, the effective forecasting and management of product demand, purchase commitments and inventory levels, the management of manufacturing and supply costs, and the risk that new products may have quality or other defects in the early stages of introduction. The introduction of new products or product enhancements may shorten the life cycle of the Company's existing products or replace sales of some of its current products, thereby offsetting the benefit of even a successful product introduction, and may cause customers to defer purchasing its existing products in anticipation of the new products and potentially lead to challenges in managing inventory of existing products. If the Company fails to effectively manage new product introductions, our revenue and profitability may be harmed.

*The Company may become subject to penalties and interest for late payment to the Internal Revenue Service of certain tax obligations*

In connection with the 2017 review by Artesian CPA, LLC (the "CPA") of the Company's financial statements for the calendar year ended December 31, 2016, it was concluded that the Company had taxable income of approximately $3,103,000 from the funds received in its IndieGogo campaign, which was reduced by certain net operating loss carryforward of $12,000, which resulted in taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon the Company's federal and state tax rates was $1,185,260 is reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued such obligation as an expense to its liabilities. The Company has filed its federal and state tax returns treating the pre-sales on IndieGogo as advance payments and, therefore, deferring recognition of the income until the year 2017. The Company has elected not to amend its filed 2016 tax return and pay tax obligations potentially due because the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 income tax return. As a result of the Company's foregoing position and its decision not to pay any taxes that may be due on potentially taxable income in the year 2016, the Company may become subject to penalties and interest for late payment to the Internal Revenue Service of those obligations. Under Section 172(b)(2) of the Internal Revenue Code, future net operating losses of a company may be carried back for 2 years, which means that the Company has a right to offset any income in the year 2016 with losses in the years 2017 and 2018. The Company will recognize this income in the 2018 tax returns for tax purposes, and as all remaining deferred revenue was recognized in the year ended December 31, 2018, the prior year book-to-tax and tax treatment differences are then alleviated. The Company estimates its taxable income for the year ended December 31, 2018, to be a $3,778,318 loss, resulting from reducing its current year revenues by the

$4,786,341 of deferred revenue as of December 31, 2017. Resultantly, the Company is in a cumulative tax loss position of $122,366 as of December 31, 2018.

### *Any material disruption of the Company's information systems could adversely affect its operating results.*

The Company is dependent on information systems to operate its ecommerce website, process transactions, respond to customer inquiries, manage its supply chain and inventory, ship goods on a timely basis and maintain cost-efficient operations. Any material disruption or slowdown of the Company's systems, including a disruption or slowdown caused by its failure to successfully upgrade its systems, system failures, viruses, computer "hackers" or other causes, could cause delays in its supply chain or cause information, including data related to customer orders, to be lost or delayed which could result in delays in the delivery of merchandise to its customers or lost sales, especially if the disruption or slowdown occurred during the holiday season. Any of these events could reduce demand for the Company's products, impair its ability to complete sales through its ecommerce channels and cause its revenue to decline. If changes in technology cause the Company's information systems to become obsolete, or if its information systems are inadequate to handle its growth, then it could lose customers or its business and operating results could be adversely affected. In particular, the Company is heavily reliant on information systems to conduct its order and inventory management and financial processes. As the Company expands its operations, it expects to utilize additional systems, including an enterprise resource planning system, the implementation of which could cause disruption to the Company's supply chain, and service providers that may also be essential to managing the Company's business.

### *Holders of Series C Common Stock will have no voting or information rights with respect to decisions of the Company.*

The Series C Common Stock does not provide investors will any voting rights or information rights and, to the extent the holders of Series C Common Stock are entitled to vote on a matter by law, they must vote in the same manner as the holders of Series C Common Stock. Therefore, holders of Series C Common Stock will have no ability to impact or otherwise influence the Company's decisions.

### *Investors cannot easily resell the Company's securities.*

There is not now and likely will not be a public market for the Series C Common Stock or any capital stock of the Company. Because the Series C Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series C Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. The Series C Common Stock will not be freely tradable until one year from the initial purchase date. Although the Series C Common Stock may be tradable under federal securities law, state securities regulations may apply and each investor should consult with his or her attorney. Furthermore, under the Amended and Restated Bylaws of the Company the shares of Common Stock of the Company, including the Series C Common Stock, are subject to a right of first refusal.

Prior to transfer of the shares to a third party (other than to a few specified individuals and entities), all holders to shares without offering the Company the opportunity to purchase those shares. Limitations on the transfer of the Series C Common Stock may adversely affect the availability or price that an investor might be able to obtain for the Series C Common Stock in a private sale.

### *The Company does not have a majority of independent persons serving on the Board and one individual controls the Company.*

The Board of Directors of the Company consists of one director, Andrew Ochoa, who was designated for election by himself as the largest stockholder of the Company. Because the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors, the Company runs a greater risk that a significant error or irregularity could occur that could be materially damaging to the Company's stockholders and holders of Series C Common Stock. Additionally, certain significant stockholders of the Company are party to a Voting Agreement in which they agree to designate for election to the Board of directors only those who are designated by Andrew Ochoa. As such, this Voting Agreement gives Mr. Ochoa additional controls over the management of the Company, and therefore the risk of the occurrence of the events outlined above are further increased.

### *This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

## Ownership and Capital Structure; Rights of the Securities

### Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| George Andrew Ochoa | 2,528,750 | Series A Common Stock | 97.529 |

## The Company's Securities

The Company has authorized Series A Common Stock, Series B Common Stock, Series C Common Stock, and Convertible Promissory Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 140,789 of Series C Common Stock.

### *Series A Common Stock*

The amount of security authorized is 3,911,569 with a total of 2,530,319 outstanding.

### *Voting Rights*

The Company's Amended and Restated Certificate of Incorporation dated November 16, 2017 (the "Certificate of Incorporation") authorizes the issuance of 3,911,569 shares of Series A Common Stock, par value $0.0001 per share (the "Series A Common Stock"), of which 2,530,319 are issued and outstanding. The holders of shares of Series A Common Stock are entitled to 10 votes for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. Certain holders of Series A Common Stock (including Andrew Ochoa, the Company's sole officer and director) are parties to a Voting Agreement pursuant to which they agree to vote their shares to ensure that the size of the Board of Directors of the Company remains at three (3) directors, each of which shall be designated for election by Andrew Ochoa. As of the date of this Offering, the requirement that the size of the Board of Directors of the Company must remain at three (3) directors of the Company has been waived.

### *Material Rights*

Dividend Rights

The holders of shares of Series A Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series A Common Stock will be a business decision to be made by the Board from time to time based on the results of the

Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series A Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series A Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

Other than with respect to voting and information rights, the rights, preferences, and privileges of the holders of the Series A Common Stock are identical to the rights of the holders of shares of Series B Common Stock and Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future. The holders of Series A Common Stock have superior voting rights to holders of the Series B Common Stock and Series C Common Stock and have superior information rights to the holders of Series C Common Stock. These rights could adversely affect the holders of shares of Series B Common Stock and Series C Common Stock.

Transfer Restrictions

Subject to a limited number of exceptions, the Series A Common Stock are subject to restrictions on the transfer thereof set forth in the Amended and Restated Bylaws of the Company (the "Bylaws"). Therefore, in general, no shares of Series A Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series A Common Stock may be sold to another party.

0 stock options are classified as Series A shares.

### Series B Common Stock

The amount of security authorized is 1,803,818 with a total of 624,791 outstanding.

### Voting Rights

The Company's Certificate of Incorporation (the "Certificate of Incorporation") authorizes the issuance of 1,803,818 shares of Series B Common Stock, par value $0.0001 per share (the "Series B Common Stock"), of which 624,791 are issued and outstanding. The holders of shares of Series B Common Stock are entitled to 1 vote for each share held of record on all matters submitted to a vote of the stockholders and may act by written consent in lieu of a meeting. Certain holders of Series B Common

Stock (including Andrew Ochoa, the Company's sole officer and director) are parties to a Voting Agreement pursuant to which they agree to vote their shares to ensure that the size of the Board of Directors of the Company remains at three (3) directors, each of which shall be designated for election by Andrew Ochoa. As of the date of this Offering, the requirement that the size of the Board of Directors of the Company must remain at three (3) directors has been waived pursuant to the terms of the Voting Agreement, and is no longer in effect.

*Material Rights*

Dividend Rights

The holders of shares of Series B Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board of Directors of the Company (the "Board") out of funds legally available therefor. The payment of dividends on the Series B Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

In the event of the Company's liquidation, dissolution, or winding up, holders of Series B Common Stock are entitled to share pro rata in all of the Company's assets remaining after payment of liabilities.

In the event of a change of control of the Company, holders of Series B Common Stock are entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

Other than with respect to voting and information rights, the rights, preferences, and privileges of the holders of the Series B Common Stock are identical to the rights of the holders of shares of Series C Common Stock and may become inferior to and adversely affected by any classes of preferred stock of the Company that the Company may designate in the future. The holders of Series B Common Stock have inferior voting rights to holders of the Series A Common Stock and superior voting to holders of Series C Common Stock. The holders of Series B Common Stock have superior information rights to the holders of Series C Common Stock. These rights could adversely affect the holders of shares of Series C Common Stock.

Transfer Restrictions

Subject to a limited number of exceptions, the Series B Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series B Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series B Common Stock may be sold to another party.

Stock Options

The Company has reserved for issuance upon exercise of options 793,918 shares of Series B Common Stock, of which 481,098 have been granted, 201,146 are available, and 111,674 of those options have been exercised for shares of Series B Common Stock.

### *Series C Common Stock*

The amount of security authorized is 4,284,613 with a total of 526,879 outstanding.

#### *Voting Rights*

There are no voting rights associated with Series C Common Stock.

#### *Material Rights*

● Dividend Rights

The holders of shares of Series C Common Stock are entitled to receive dividends pro rata with the other holders of shares of Common Stock if and when declared by the Board out of funds legally available therefor. The payment of dividends on the Series C Common Stock will be a business decision to be made by the Board from time to time based on the results of the Company's operations, its financial conditions and any other factors that the Board considers relevant. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future.

Liquidating Distributions and Change of Control

When authorized and issued, in the event of the Company's liquidation, dissolution, or winding up, the holders of shares of Series C Common Stock shall be entitled to share pro rata with the holders of Series A Common Stock and Series B Common Stock in all of the Company's assets remaining after payment of liabilities.

When authorized and issued, in the event of a change of control of the Company, the holders of shares of Series C Common Stock shall be entitled to share pro rata in the consideration paid to the holders of capital stock or for the assets purchased from the Company.

Rights and Preferences

The holders of shares of Series C Common Stock shall have the same rights, privileges and preferences as the Series A Common Stock and Series B Common Stock, except that (a) the Series C Common Stock shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders; (b) on any matter on which the holders of the Series C Common Stock are entitled to vote by law, they agree to vote with the majority of the holders of the Series A Common Stock and Series B Common Stock; and (c) the holders of Series C

Common Stock have no information or inspection rights, except with respect to such rights deemed not waivable by law.

Transfer Restrictions

Subject to a limited number of exceptions, the Series C Common Stock are subject to restrictions on the transfer thereof set forth in the Bylaws. Therefore, in general, no shares of Series C Common Stock may be transferred without first giving the Company the opportunity to purchase such shares. If the Company declines to purchase such shares, then the shares of Series C Common Stock may be sold to another party. This disclosure is intended to constitute the notices required by Sections 151(f) and 202(a) of the General Corporation Law of the State of Delaware. A statement of all of the rights, preferences, privileges, and restrictions granted to or imposed upon the shares of Series C Common Stock and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement.

0 stock options are classified as Series C shares.

### *Convertible Promissory Notes*

The security will convert into Class b common stock and the terms of the Convertible Promissory Notes are outlined below:

**Amount outstanding:** $9,900.00
**Maturity Date:** November 20, 2016
**Interest Rate:** 5.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $0.00
**Conversion Trigger:** together with $900 of accrued interest, elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of Class B common stock.

### *Material Rights*

The convertible promissory notes bear interest at 5% and matured in November 2016. In February 2017, the holders of the $9,000 of convertible promissory notes, together with $900 of accrued interest, elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of Class B common stock.

## What it means to be a minority holder

As a minority holder of Series C Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class C Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,068,356.00
  **Number of Securities Sold:** 427,346
  **Use of proceeds:** The net proceeds of this offering were used for general working capital, research and development, product development designed to improve the speech recognition and translation services, and marketing of the Company's products.

Date: February 02, 2018
Offering exemption relied upon: Regulation CF

- **Name:** Series C Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $237,025.00
  **Number of Securities Sold:** 94,810
  **Use of proceeds:** The net proceeds of the Offering were used for general working capital, research and development, product development and marketing.
  **Date:** February 02, 2018
  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note
  **Final amount sold:** $9,000.00
  **Use of proceeds:** The net proceeds of the Offering were used for general working capital, research and development, and product development.
  **Date:** November 20, 2014
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Net Revenues. Net revenues for the twelve months ended December 31, 2018 increased 592.6% to $6,228,032 as compared to $899,420 for the twelve months ended December 31, 2017. The Company has conducted pre-sale crowdfunding campaigns on its products, which resulted in $0 and $4,786,341 of customer deposits on future production of its product as of December 31, 2018 and 2017, respectively. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved. Therefore, the increase in revenues is due to the shipment of the product in 2018, which included products sold in pre-sale campaigns in 2017.

The Company also internally tracks its sales using non-GAAP metrics. The following numbers represent those internal non-GAAP metrics, which have not been reviewed by an independent accountant. The Company sold 7,606 units of its Pilot product in 2018, generating gross sales of $1,642,305 for the twelve months ended December 31, 2018 compared to 6,880 units of its Pilot product sold in 2017 generating $1,713,120 in gross sales for the twelve months ended December 31, 2017. While the Company sold 11% more units of its Pilot product in 2018 compared to 2017, the Company also reduced the price of its Pilot product beginning in May 2018, which ultimately led to slightly lower revenues in 2018 compared to 2017. The Company's definition of a "sale" as used herein is the receipt of a product order from a customer, as opposed to when Company ships the product to a customer.

Cost of Goods Sold. Cost of goods sold for the twelve months ended December 31, 2018 increased 556% to $2,915,700 as compared to $444,182 for the twelve months ended December 31, 2017. Cost of sales increased as our sales increased, as described above.

Gross Profit. As a result of the foregoing, gross profits for the twelve months ended December 31, 2018 increased 627.9% to $3,312,332 from $455,058 for the twelve months ended December 31, 2017.

Operating Expenses. Total operating expenses for the for the twelve months ended December 31, 2018 decreased 19.2% to $1,486,677 from $1,840,428 for the twelve months ended December 31, 2017. This decrease is attributable to:

• a 48.6% decrease in research and development expenses to $254,665 in 2018 from $495,776 in 2017 due to the final development and launch of our "Pilot" smart earbud product that occurred in at the end of 2017 which was the biggest source of our expenditures on research and development.

• a 17% decrease in general administrative expenses to $1,057, 240 in 2018 from $1,277,852 in 2017 due to a reduction in our engineering costs (e.g. salaries to engineers) as a result of completing the development of Pilot.

• A 49% increase in sales & marketing expenses to $174,772 in 2018 from $116,800 in 2017 due to shifting the Company's focus from research & development to sales and marketing of the recently-developed Pilot product beginning in early 2018.

Net Income. As a result of the foregoing, net income for the twelve months ended December 31, 2018 increased to $3,210,700 from a net loss of $1,600,461 for the twelve months ended December 31, 2017.

We expect revenues generated from product sales in 2019 to be similar to revenues from product sales generated in 2018. We are currently launching a new product, and hope that sales will increase accordingly. However, there is no guarantee that such an increase will occur. The Company's definition of a "sale" as used herein is the receipt of a product order from a customer, as opposed to when Company ships the product to a customer.

## Historical results and cash flows:

As noted above, the Company sold 7,606 units of its Pilot product in 2018, generating gross sales of $1,642,305 for the twelve months ended December 31, 2018. It also sold 6,880 units of its Pilot product sold in 2017 generating $1,713,120 in gross sales for the twelve months ended December 31, 2017. The Company's definition of a "sale" as used herein is the receipt of a product order from a customer, as opposed to when the Company ships the product to a customer, which is a non-GAAP metric.

The Company also generated a total of $1,068,365 from its previous Regulation Crowdfunding campaign launched in 2017, and a total of $237,025 from its previous Regulation D offering launched in December 2017.

As of the date of this offering, the Company has generated approximately $450,000 in pre-sales for its new product, Ambassador.*

*see: https://igg.me/at/ambassador-interpreter/x/14322111#/

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

As of December 31, 2018, our primary sources of liquidity consisted of cash and cash equivalents of $587,825. As of July 30, 2019, our primary sources of liquidity was cash and cash equivalents of $357,257.80.

The company's total liabilities were $71,621 and $6,205,667 at December 31, 2018 and December 31, 2017. The reduction in liabilities from December 31, 2017 to December 31, 2018 was due primarily to significant decreases of deferred revenue and income taxes payable, which were and $4,786,341 and $1,384,843 at December 31, 2017, respectively, and both of which were $0 at December 31, 2018. The deferred revenue represents the revenue that was not recognized for the sale of the "Pilot". Due to the fulfillment of the Pilot in 2018, this deferred revenue was fully recognized in that period. The Company's total liabilities as of June 30, 2019 were $460,297.42

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds from this offering are critical to our Company's operations. While the Company is currently profitable, and has revenues on which it could rely on for funding operations, the Company nonetheless believes it needs to raise capital from this offering in order to successfully carry out its plan of operations. Besides the above-mentioned lines of credit, revenues from operations (including the current Indiegogo campaign), and $357,257.80.in cash-on-hand as of June 30, 2019, the

Company has no other sources of capital to rely on to fund its operations.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The funds from this offering are critical to our Company's operations. While the Company is currently profitable, and has revenues on which it could rely on for funding operations, the Company nonetheless believes it needs to raise capital from this offering in order to successfully carry out its plan of operations. Besides the above-mentioned lines of credit, revenues from operations (including the current Indiegogo campaign), and $357,257.80.in cash-on-hand as of June 30, 2019, the Company has no other sources of capital to rely on to fund its operations.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

If we raise only the minimum of $10,000, the Company will still be able to continue operations using the profits from its current operations until January 31, 2020

**How long will you be able to operate the company if you raise your maximum funding goal?**

If the Company raises the maximum, the Company estimates the proceeds of this offering would last the company 6 months, at a monthly burn rate of $75,000.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

Our lines of credit equal $46,000 cumulative. We have no other sources of capital other than sales. We do contemplate a raising additional capital via equity crowdfunding in 2020.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

**Pre-Money Valuation:** $13,991,558.20

**Valuation Details:**

Our approach was to review our 12 month revenue forecast at a multiple of 4x - 5x under a HardwareSaaS business model (hardware sales + subscription recurring revenues). In addition, we reviewed the valuations of similar companies in the private markets and Regulation Crowdfunding markets as a measure of the required capital to sustain operations. We made this valuation internally.

We expect revenues generated from product sales in 2019 to be similar to revenues from product sales generated in 2018. In 2020, we expect a significant increase in product sales compared to 2019 – nearly double what we sold in 2018. In 2021, we expect another significant increase in product sales as compared to 2020. We've based our projections on higher unit quantities per order for Ambassador as compared to Pilot Smart Earbuds, which account for 18% and 9% of all orders, respectively. That signifies that large bulk orders for Ambassador are twice as high as bulk orders for Pilot, as a result of professional and enterprise accounts representing a larger customer base (roughly 66% of all customers surveyed). In addition, the subscription revenue model tailored for Ambassador, estimated at a 35% conversion rate, will generate recurring revenues over the life of the product

## Use of Proceeds

If we raise the Target Offering Amount of $9,997.80 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  Operating expenses include salaries, contractor fees, rent, professional services (legal, finance), sales & marketing, and general overhead. This is estimated at $75k over 6 months.

If we raise the over allotment amount of $534,998.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  87.5%
  Operating expenses include salaries, contractor fees, rent, professional services (legal, finance), sales & marketing, and general overhead. This is estimated at $75k over 6 months.

- *Research & Development*

4.3%

R&D includes research researching new technologies and prototyping new solutions for our product lines.

- *Working Capital*
4.7%
Other working capital is set aside for unforeseen or unplanned expenses, including special sales/marketing campaigns, development costs, and/or tradeshows and events.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.waverlylabs.com ( www.waverlylabs.com under the tab labeled "Company").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/waverly-labs-inc

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Waverly Labs Inc.

*[See attached]*

# Waverly Labs, Inc.
**A Delaware Corporation**

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2018 and 2017

# Waverly Labs, Inc.

**TABLE OF CONTENTS**



To the Board of Directors
Waverly Labs, Inc.
Brooklyn, New York

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Waverly Labs, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA LLC*

**Artesian CPA, LLC**

Denver, Colorado
August 20, 2019

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**WAVERLY LABS, INC.**
**BALANCE SHEETS (UNAUDITED)**
**As of December 31, 2018 and 2017**

|  | | 2018 | | 2017 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 587,825 | $ | 2,753,809 |
| Prepaid expenses | | 116,993 | | 48,228 |
| Inventory | | 25,414 | | - |
| Inventory deposit | | 44,070 | | 523,417 |
| Funds held in escrow | | - | | 53,298 |
| Security deposit | | 676 | | 8,276 |
| Total Current Assets | | 774,978 | | 3,387,028 |
| | | | | |
| Non-Current Assets: | | | | |
| Property and equipment, net | | 105,525 | | 280,219 |
| Total Non-Current Assets | | 105,525 | | 280,219 |
| | | | | |
| TOTAL ASSETS | $ | 880,503 | $ | 3,667,247 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-2-

# WAVERLY LABS, INC.
## BALANCE SHEETS (UNAUDITED)
### As of December 31, 2018 and 2017

|  | 2018 | 2017 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)** | | |
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 17,865 | $ 23,634 |
| Accrued expenses | 53,756 | 10,807 |
| Income tax payable | - | 1,384,843 |
| Deferred revenue, net | - | 4,786,341 |
| Accrued interest payable | - | 42 |
| Total Current Liabilities | 71,621 | 6,205,667 |
| | | |
| Total Liabilities | 71,621 | 6,205,667 |
| | | |
| Stockholders' Equity/(Deficit): | | |
| Series A Common Stock, $0.0001 par, 3,911,569 shares authorized, 2,530,319 and 3,911,569 shares issued and outstanding, 1,582,038 and 1,464,617 shares vested as of December 31, 2018 and 2017, all respectively. | 253 | 391 |
| Series B Common Stock, $0.0001 par, 1,803,818 shares authorized, 624,791 and 121,574 shares issued and outstanding, 624,791 and 71,256 shares vested as of December 31, 2018 and 2017, all respectively. | 62 | 12 |
| Series C Common Stock, $0.0001 par, 4,284,613 shares authorized, 528,617 and 359,518 shares issued and outstanding, 528,617 and 359,518 shares vested as of December 31, 2018 and 2017, all respectively. | 53 | 36 |
| Treasury Stock, $0.0001 par, 882,263 and 0 shares held as of December 31, 2018 and 2017, respectively. | (265,382) | - |
| Additional paid-in capital | 1,689,818 | 1,287,763 |
| Accumulated deficit | (615,922) | (3,826,622) |
| Total Stockholders' Equity/(Deficit) | 808,882 | (2,538,420) |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT) | $ 880,503 | $ 3,667,247 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

# WAVERLY LABS, INC.
## STATEMENTS OF OPERATIONS (UNAUDITED)
### For the years ended December 31, 2018 and 2017

|  | 2018 | 2017 |
|---|---|---|
| Net revenues | $ 6,228,032 | $ 899,240 |
| Costs of goods sold | (2,915,700) | (444,182) |
| Gross profit | 3,312,332 | 455,058 |
|  |  |  |
| Operating Expenses: |  |  |
| General & administrative | 1,057,240 | 1,227,852 |
| Research & development | 254,665 | 495,776 |
| Sales & marketing | 174,772 | 116,800 |
| Total Operating Expenses | 1,486,677 | 1,840,428 |
|  |  |  |
| Income/(loss) from operations | 1,825,655 | (1,385,370) |
|  |  |  |
| Other Income/(Expense): |  |  |
| Interest expense | (133) | (184) |
| Interest income | 566 | 1,770 |
| Total Other Income/(Expense) | 433 | 1,586 |
|  |  |  |
| Income before benefit/(provision) for income taxes | 1,826,088 | (1,383,784) |
|  |  |  |
| Benefit/(provision) for income taxes | 1,384,612 | (216,677) |
|  |  |  |
| Net income/(loss) | $ 3,210,700 | $ (1,600,461) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

# WAVERLY LABS, INC.
## STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
### For the years ended December 31, 2018 and 2017

| | Common Stock | | Series A Common Stock | | Series B Common Stock | | Series C Common Stock | | Treasury Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| Balance at December 31, 2016 | 4,250,000 | $ 425 | - | $ - | - | $ - | - | $ - | - | $ - | $ 465,535 | $ (2,226,161) | $ (1,760,201) |
| Stock repurchases | (338,431) | (34) | - | - | - | - | - | - | - | - | (304) | - | (338) |
| Conversion of capital structure | (3,911,569) | (391) | 3,911,569 | 391 | - | - | - | - | - | - | - | - | - |
| Stock-based compensation | - | - | - | - | - | - | - | - | - | - | 11,280 | - | 11,280 |
| Conversion of notes to Series B common stock | - | - | - | - | 9,900 | 1 | - | - | - | - | 9,899 | - | 9,900 |
| Issuance of Series B common stock | - | - | - | - | 61,500 | 6 | - | - | - | - | 641 | - | 647 |
| Stock option exercises | - | - | - | - | 50,174 | 5 | - | - | - | - | 5,514 | - | 5,519 |
| Issuance of Series C common stock | - | - | - | - | - | - | 359,518 | 36 | - | - | 888,256 | - | 888,292 |
| Offering costs | - | - | - | - | - | - | - | - | - | - | (93,058) | - | (93,058) |
| Net loss | - | - | - | - | - | - | - | - | - | - | - | (1,600,461) | (1,600,461) |
| Balance at December 31, 2017 | - | $ - | 3,911,569 | $ 391 | 121,574 | $ 12 | 359,518 | $ 36 | - | $ - | $ 1,287,763 | $ (3,826,622) | $ (2,538,420) |
| Stock repurchases | - | $ - | (870,333) | $ (87) | (7,700) | $ (1) | (4,230) | $ - | 882,263 | $ (265,382) | $ - | $ - | $ (265,470) |
| Conversion from Class A to Class B common stock | - | - | (510,917) | (51) | 510,917 | 51 | - | - | - | - | - | - | - |
| Stock-based compensation | - | - | - | - | - | - | - | - | - | - | 7,391 | - | 7,391 |
| Issuance of Series C common stock | - | - | - | - | - | - | 173,329 | 17 | - | - | 418,104 | - | 418,121 |
| Offering costs | - | - | - | - | - | - | - | - | - | - | (23,440) | - | (23,440) |
| Net income | - | - | - | - | - | - | - | - | - | - | - | 3,210,700 | 3,210,700 |
| Balance at December 31, 2018 | - | $ - | 2,530,319 | $ 253 | 624,791 | $ 62 | 528,617 | $ 53 | 882,263 | $ (265,382) | $ 1,689,818 | $ (615,922) | $ 808,882 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

# WAVERLY LABS, INC.
## STATEMENTS OF CASH FLOWS (UNAUDITED)
### For the years ended December 31, 2018 and 2017

|  | 2018 | 2017 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Income/(Loss) | $ 3,210,700 | $ (1,600,461) |
| Adjustments to reconcile net income/(loss) to net cash used in operating activities: | | |
| Depreciation | 198,594 | 34,033 |
| Stock compensation expense | 7,391 | 11,280 |
| Change in income tax deferrals | (1,384,843) | 216,677 |
| Changes in operating assets and liabilities: | | |
| (Increase)/Decrease in prepaid expenses | (68,766) | (34,891) |
| (Increase)/Decrease in inventory | (25,414) | - |
| (Increase)/Decrease in inventory deposit | 479,347 | (523,417) |
| (Increase)/Decrease in security deposit | 7,600 | (476) |
| Increase/(Decrease) in accounts payable | (5,769) | (39,065) |
| Increase/(Decrease) in accrued expenses | 42,950 | 10,516 |
| Increase/(Decrease) in deferred revenues | (4,786,342) | 1,109,284 |
| Increase/(Decrease) in accrued interest payable | (42) | (14) |
| Net Cash Used In Operating Activities | (2,324,594) | (816,534) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Purchase of property and equipment | (23,899) | (220,108) |
| Net Cash Used In Investing Activities | (23,899) | (220,108) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Proceeds from issuance of Class C common stock | 471,419 | 834,994 |
| Proceeds from issuance of Class B common stock | - | 647 |
| Offering costs | (23,440) | (93,058) |
| Payments to repurchase stock | (265,470) | (338) |
| Proceeds from exercised options | - | 5,519 |
| Proceeds collected from stock receivable | - | 4,236 |
| Net Cash Provided By Financing Activities | 182,509 | 752,000 |
| | | |
| Net Change In Cash | (2,165,984) | (284,642) |
| | | |
| Cash at Beginning of Period | 2,753,809 | 3,038,451 |
| Cash at End of Period | $ 587,825 | $ 2,753,809 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ - | $ - |
| Cash paid for income taxes | $ - | $ - |
| | | |
| **Supplemental Disclosure of Non-Cash Financing Activities** | | |
| Conversion of convertible notes payable and accrued interest to Class B common stock | $ - | $ 9,900 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-6-

## WAVERLY LABS, INC.
### NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
**As of December 31, 2018 and 2017 and for the years ended**

### NOTE 1: NATURE OF OPERATIONS

Waverly Labs, Inc. (the "Company"), is a corporation organized June 16, 2014 under the laws of Delaware. The Company developed and sells an earpiece language translator.

### NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018 and 2017, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $1,628,349, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company carried did not carry any receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity/(deficit) on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2018 and 2017 consist of finished goods held for sale. The Company has outsourced manufacturing to an offshore third party.

Deposits are made with the manufacturer when additional product is ordered for production. Such costs are recorded as current assets on the balance sheet and totaled $44,070 and $523,417 as of December 31, 2018 and 2017, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 have estimated useful lives ranging from 3 - 5 years. The Company also depreciates equipment based on actual production of units over the estimated production life of the asset. The Company's property and equipment consisted of the following as of December 31, 2018 and 2017:

|  | 2018 | 2017 |
|---|---|---|
| Property and equipment, at cost | $ 340,105 | $ 316,205 |
| Accumulated depreciation | (234,580) | (35,986) |
| Property and equipment, net | $ 105,525 | $ 280,219 |
|  |  |  |
| Depreciation expense | $ 198,594 | $ 34,033 |

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped. The Company has conducted pre-sale crowdfunding campaigns on its products, which resulted in $0 and $4,786,341 of customer deposits on future production of its product as of December 31, 2018 and 2017, respectively. Revenues are recognized on these arrangements after the pre-sold units are produced and fulfilled to the customers, and all other revenue recognition criteria are achieved.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $254,665 and $495,776 for the years ended December 31, 2018 and 2017, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, aside from that discussed below.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

For the year ended December 31, 2016, the Company had taxable income of approximately $3,103,000, which was reduced by its 2015 net operating loss carryforward of $12,000 to determine taxable income of $3,091,000 for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $1,185,260, reduced by a $17,094 increasing research tax credit, resulting in a net tax obligation of $1,168,166. The Company accrued this expense to its liabilities on the December 31, 2016 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2016. For the year ended December 31, 2017, the Company had taxable income of approximately $565,884, for federal tax purposes. The resulting tax obligation from this taxable income based upon its enacted federal and state tax rates was $216,677. The Company accrued this expense to its liabilities on the December 31, 2017 balance sheet and provision for income tax expense in the statement of operations for the year ended December 31, 2017, resulting in a tax obligation of $1,384,843 as of December 31, 2017. These expenses and liabilities do not include penalties and interest for late payment of these obligations, which the Company had yet to determine and pay.

The 2017 and 2016 tax obligations were due to a difference in the timing of revenue recognition under GAAP compared to tax basis on its pre-sales of $1,936,502 and $3,677,057 for the years ended December 31, 2017 and 2016, respectively. These revenues are recognized as received for tax purposes, but are not recognized to revenues until fulfilment of revenue recognition criteria under GAAP. Therefore, the Company has deferred tax assets of approximately $1,248,746 and $1,407,945 from this GAAP-to-tax timing difference. This accrual was made out of an analysis of an uncertain tax position, where the Company has filed its returns treating these pre-sales as advance payments and therefore deferring recognition of the income until later years, where the Company determined it is more-likely-than-not that that this uncertain tax position would not be sustained, and the pre-sales would be treated as 2017 and 2016 taxable income for federal and state income tax purposes.

The Company will recognize this income in the 2018 tax returns for tax purposes, and as all remaining deferred revenue was recognized in the year ended December 31, 2018, the prior year book-to-tax and tax treatment differences are then alleviated. The Company estimates its taxable income for the year ended December 31, 2018 to be a $3,778,318 loss, resulting from reducing its current year revenues by the $4,786,341 of deferred revenue as of December 31, 2017. Resultantly, the Company is in a cumulative tax loss position of $122,366 as of December 31, 2018. Therefore, the Company has a deferred tax asset of $29,816 as of December 31, 2018 from this net operating loss carryforward and other book-to-tax differences, calculated using the Company's combined effective federal and state income tax rate of 26.1%. The Company also has a $45,000 income tax credit as of December 31, 2018. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize this deferred tax asset for future tax benefit, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2018 and 2017.

The Company has recorded a $1,384,612 tax benefit for the year ended December 31, 2018, resulting from the removal of tax obligations created by prior years' taxable income that is now offset to a net operating loss position. The Company owes no federal or state tax as of December 31, 2018.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. The Company files U.S. federal and New York state income tax returns. The Company has elected not to amend its previously filed 2016 and 2017 tax returns and pay tax obligations potentially due, as the Company believes it can allowably defer recognition of the taxable revenues from its pre-sales until its 2017 and 2018 income tax returns, as discussed above. Under tax law, the Company can carry back future losses from the subsequent two tax periods to offset taxable income and recover taxes paid. Therefore, any tax losses from 2017 and/or 2018 can be carried back and applied against the 2016 taxable income to recover such taxes paid, which would fully alleviate tax obligations as the Company is now in a cumulative loss position as of December 31, 2018. Therefore, the Company does not believe it is exposed to any historical tax obligations, aside from penalties and interest that could be created from altering its recognition of revenues if challenged by tax authorities. As such potential obligations are unknown and not estimable as of December 31, 2018, no such obligation has been recorded.

All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

## NOTE 3: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

During 2017, the Company amended its Articles of Incorporation, authorizing 10,000,000 shares of common stock, of which 3,911,569 shares were designated as Series A Common Stock at $0.0001 par value, 1,803,818 shares were designated as Series B Common Stock at $0.0001 par value, and 4,284,613 shares were designated as Series C Common Stock at $0.0001 par value.

The rights, preferences, powers, privileges, and the restrictions, qualifications, and limitations of the Series B Common Stock and Series C Common Stock are identical to those of the Class A Common Stock other than in respect to voting and information rights, where Class A Common Stock holders are entitled to ten votes for each share of Series A Common Stock, the holders of Series B Common Stock are entitled to one vote for each share of Series B Common Stock, the holders of Series C Common Stock have no voting rights.

The Company had previously authorized 10,000,000 shares of $0.0001 par value common stock. During 2017, the 3,911,569 shares of common stock were converted to Series A Common Stock. During 2017, 338,431 shares of common stock were forfeited back to the Company at $0.001 per share resulting in $338 paid by the Company. As of December 31, 2018 and 2017, 2,530,319 and 3,911,569 shares of Series A Common Stock were issued and outstanding, respectively.

During 2018, the Company bought back 870,333 shares of Series A Common Stock for $235,645, 7,700 shares of Class B Common Stock for $19,250, and 4,230 shares of Class C Common Stock for $10,575. This totals to 882,263 shares of common stock for a total payments of $265,470. As part of the buy backs, 510,917 shares of Series A Common Stock were converted to Series B Common Stock.

During the years ended December 31, 2018 and 2017, the Company raised gross proceeds of $418,121 and $888,292, respectively, in an offering of its Series C Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 173,329 and 359,518 shares of Class C common stock, respectively, at prices between $2.37-$2.50 per share. As of December 31, 2018 and 2017, 528,617 and 359,518 shares of Series C Common Stock were issued and outstanding, respectively. As of December 31, 2018 and 2017, $0 and $53,298, respectively, of these funds were not yet received from issued stock in this offering, and were recorded as funds held in escrow (asset) on the balance sheet.

In 2017, the Company issued 61,500 shares of Series B Common Stock for proceeds of $647. In February 2017, the holders of the $9,000 of convertible promissory notes, together with $900 of accrued interest, elected to exercise the optional conversion right and convert principal and interest at a conversion price of $1.00 per share, resulting in the issuance of 9,900 shares of Class B common stock. During 2017, an option holder exercised an option at $0.11 per share for 50,174 shares of Class B common stock, resulting in proceeds of $5,519.  As of December 31, 2018 and 2017, 624,791 and 121,574 shares of Series B Common Stock were issued and outstanding, respectively.

Certain share issuances were subject to vesting provisions, and generally vest over a period of four years, subject to a six-month or one-year cliff.  As of December 31, 2018 and 2017, 1,582,038 and 1,464,617 shares of Series A Common Stock had vested and 624,791 and 71,256 shares of Series B Common Stock had vested, all respectively.

## NOTE 4:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is in a cumulative net loss position of $615,922 as of December 31, 2018, had negative cash flows from operations of $2,324,594 for the year ended December 31, 2018, and holds less than a year worth of cash reserves as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.  These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 5:  SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2017 Stock Option and Grant Plan (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 793,918 shares as of December 31, 2018.  The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception.  Shares available for grant under the Plan amounted to 262,646 as of December 31, 2018.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants.  The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option.  The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.  The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

|  | 2018 | 2017 |
|---|---|---|
| Risk Free Interest Rate | 2.65% | 1.84%-2.22% |
| Dividend Yield | 0.00% | 0.00% |
| Estimated Volatility | 62.00% | 62.00% |
| Expected Life (years) | 5.00 | 5.00 |
| Fair Value per Stock Option | $0.31 | $0.059 |

For options issued to date, a vesting schedule of 0-4 years has been used. A summary of information related to stock options for the years ended December 31, 2018 and 2017 are as follows:

|  | December 31, 2018 | | December 31, 2017 | |
|---|---|---|---|---|
|  | Options | Weighted Average Exercise Price | Options | Weighted Average Exercise Price |
| Outstanding - beginning of year | 491,886 | $ 0.110 | - | $ - |
| Granted | 1,000 | $ 2.500 | 633,553 | $ 0.110 |
| Exercised | - | $ - | (50,174) | $ 0.110 |
| Forfeited | (11,788) | $ 0.110 | (91,493) | $ 0.110 |
| Outstanding - end of year | 481,098 | $ 0.115 | 491,886 | $ 0.110 |
| Exercisable at end of year | 312,211 | $ 0.118 | 191,197 | $ 0.110 |
| Weighted average grant date fair value of options granted | $ 0.310 | | $ 0.059 | |
| Weighted average duration to expiration of outstanding | 8.3 | | 9.3 | |

Stock-based compensation expense of $7,391 and $11,280 were recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively. Total unrecognized compensation cost related to stock option awards amounted to $9,964 as of December 31, 2018, which will be recognized over a weighted average period of 17 months.

## NOTE 6: LEASE OBLIGATION

The Company entered into a lease agreement for office space in New York. The lease term commenced September 1, 2016 and was scheduled to expire after 12 months on August 31, 2017. Monthly lease obligations under the lease totaled $3,900 per month. On April 1, 2017, the Company amended its previous lease dated September 1, 2016, for a new 12-month period with monthly rent payments of $5,200. Subsequently, on July 1, 2017, the Company amended the previous lease dated April 1, 2017 for a new 12-month period with monthly rent payments of $7,800. Lastly, on November 1, 2018, the Company entered into a new 12-month period with monthly rent payments of $1,400. Rent expense for the years ended December 31, 2018 and 2017 totaled $152,426 and $165,683, respectively.

## NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 8: SUBSEQUENT EVENTS

<u>Fundraising Campaign</u>

In June 2019, the Company initiated a fundraising campaign through Indiegogo.com for the sale of their product products. As of August 20, 2019, $439,295 has been raised from this fundraising.

<u>Management's Evaluation</u>

Management has evaluated subsequent events through August 20, 2019, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

**EXHIBIT C TO FORM C**

**PROFILE SCREENSHOTS**

*[See attached]*





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# Waverly Labs Inc.





$0.00 raised

0 Investors | Days Left

% Equity Offered | $14M Valuation

Equity Offering Type | $380.00 Min. Investment

INVEST NOW

Website New York, NY CONSUMER PRODUCTS TECHNOLOGY

This Offering is eligible for the StartEngine Owner's 10% Bonus

Waverly Labs makes Ambassador: an over-the ear interpreter designed to solve the language barriers in global business and commerce.

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview Team Terms Updates 0 Comments Follow

# Reasons to Invest

- In less than 3 years, Waverly Labs has generated more than $8.5M in gross revenues
- Raised $1.3MM from 1K+ investors in just three days on StartEngine
- Partnered with companies like Hilton, Walmart, and Amazon Fulfillment Centers for major B2B testing

---

*"Waverly Labs is an innovative consumer products company at the convergence of*

*speech translation and wearable technology"*

OUR STORY

# A world without language barriers

From the team that created the **Pilot Smart Earbuds *with language translation***, we invented the "**earpiece translator**" category and have generated over **$8.5MM in sales**. Now we tackle the huge market for professional interpretation with **Ambassador Interpreter**.



*original founders, from left to right: Sergio, Andrew, Jainam, Bill*

THE PROBLEM

# Professional interpreters are costly

**$23B are being spent in the U.S. alone**, hiring bilingual individuals and professional interpreters to communicate in the commercial space, either on-site, through telephone, conference, or video remote. Such services are often delivered by specialist providers and organizations that focus on one or multiple interpreting modalities. **Globally, the amount being spent on interpreters is estimated at $57B.**

*source: CSA Research, "15th Annual Review of the Services and Technology Industry That Supports Translation, Localization, Interpreting, and Global Content", 2019*






# Introducing: Ambassador Interpreter

**Ambassador** is an over-the ear interpreter designed to solve language barriers in global commerce and business, providing a cheaper, always available, and high quality translation solution to disrupt the spoken interpreter market.











## How It Works

Speech is captured directly from the Ambassador earphone, where it is then processed and translated in the cloud. A new speech is developed and the translation is heard directly in the user's ear with minimal lag.

The dramatic leap in accuracy is the culmination of major advances in multiple areas:

- **artificial neural networks** applied to speech recognition and machine translation
- **machine learning** layers allow the translation to improve as more people use the system
- digital signal processing, micro-electronic mechanical systems, and wireless technologies have matured






















## THE MARKET

# The estimated global interpretation and translation market is $57B

**The language market continues to grow faster than the general economy.** The language industry continues growing as it responds to challenging requirements for traditional translation and interpreting. The sector grew in 2018 despite strong economic, political, global trade, and technological anxieties. The industry has long outperformed the general economy, largely because it reflects opportunities beyond domestic markets.

*source: CSA Research, "15th Annual Review of the Services and Technology Industry That Supports Translation, Localization, Interpreting, and Global Content", 2019*


North America
$23B
Europe
$26B
Asia-Pacific
$26B
Latin America
$125MM
Africa
$2MM

In addition, specific demand for professional interpreters and bilinguals is rising rapidly. In the United States alone, U.S. employers posted roughly 240,000 job advertisements aimed at bilingual workers in 2010. That figure had more than doubled by 2015, growing to approximately 630,000.

*source: New American Economy, "Not Lost in Translation", 2017*


North America
$23Billion
spent in the U.S. hiring bilingual and professional interpreters
"My company is in USA but we are owned by German company and we train at their facility ... [this] will be huge for our business"
"I plan to use this is sales meetings. An ability to converse with non-native speakers will be quite helpful"

| Languages | Industries |
|---|---|
| Spanish | Sales |
| Chinese | Retail |
| French | Travel / Tourism |
| Korean | Manufacturing |
| Arabic | Education |
| | Healthcare |
| | Various Small Business |

*"This has the ability to change my industry dramatically. We have a large percentage of truck drivers in the US that are immigrants and being able to speak with them and have confidence that it was effective communication would be a game changer"*

## OUR TRACTION

# $8.5MM in worldwide sales and $1.3M in investment

**We've sold nearly 40,000 units worldwide**, generated **$8.5MM in gross sales**, raised **$1.3M** in equity crowdfunding and have gleaned dozens of positive reviews of our product while receiving countless requests to **distribute globally**. We've also conducted partnership and B2B trials with major companies including:

- Hilton
- Walmart
- Disney
- Amazon Fulfillment Centers
- *and many more*



## Annual Sales Forecast

2016/2019 actual; 2020/2023 forecasted



ANNUAL FORECAST
Actual
Forecast
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0k
2016-2019
2020
2021
2022
2023

"They have been AMAZING in helping communicating with Japanese, Spanish, Italian & German clients.



"My company is in USA but we are owned by German company and we train at their facility ... thanks for the continued work and can't wait to try out the new Ambassador.



"Good afternoon, I just purchased a pair ... I work for [a restaurant] and we were hoping to use these to help facilitate communication between our Spanish speakers and English speakers.



"With this patients are able to tell me what is wrong with them, and I am able to treat the patient accordingly.

## Units Sold

2016/2019 actual; 2020/2023 forecasted



Not to mention we have seen some **impressive growth** in just the first few years:

- **$5.7MM in sales during the first 18 months**
- **$500,000** in pre-orders of Ambassador Interpreter
- **Partnership opportunities** to distribute Pilot Smart Earbuds and Ambassador globally



" The gadget straight out of science fiction has come to life.

**Mashable**

THE BUSINESS MODEL

# Hardware and recurring revenues

Ambassador is designed around a Hardware-Enabled Services model (HardwareSaaS). Through an optional subscription service, customers are able to **access deeper features** custom tailored for their professional environments. This service increases the lifetime value of our customers by capturing **monthly recurring revenues**.

- Offline translation
- Custom vocabularies
- Saved transcripts
- *and additional features*

Units are sold at **$149 USD**, providing **high margins** over manufacturing. The **additional recurring revenues** will generate roughly **$4 - $10 user / month** for access to the additional features which are ideal for professional environments. A significant portion of our customer base is comprised of these customers, which often purchase **bulk orders**, upwards of **2 - 15 orders per customer**. As unit sales climb, subscription revenues compound and increase our profit margin over the life of the customer, augmenting our sales forecasts and ability to generate healthy and consistent revenues.



## HOW WE ARE DIFFERENT

# A market leader

While there are competitors in the space, Waverly Labs has everything they don't:

- **$8.5MM** in gross sales in 3 years
- **400,000** size community of customers and advocates
- **Patents Pending**, Trademarks, and Trade Secrets
- Our technology works on both **iOS and Android** platforms
- Strong **Brand Recognition** among Customers, Potential Customers, Press, and Media
- **Positive Reviews** of Pilot Smart Earbuds and Ambassador Interpreter

Of our competitors, Timekettle only serves Chinese markets, Google Pixelbuds are limited to Pixel users and lacks translation features for professional interpretation needs, and Human Inc is focused on consumer music streaming with a high price point and inferior translation features.


WAVERLYLABS
New York
+ $8.5MM in sales
+ Platform Agnostic
+ 400K size community
+ Brand Recognition
+ Patent Pending and Trademarked
+ Positive Reviews
Google
Mountain View
Restricted to Pixel Phones only
— Negative reviews
Timekettle
Andorra, China
— Chinese markets
Human Inc
Seattle
— High price point consumer product; poor translation features
BRAGI
Germany
— Left the hardware business
doppler labs
Los Angeles
— Out of business
mymanu
UK
— Out of business

---

## Press, Media, Awards, and Accolades

**Waverly Labs** has been featured on **CNN**, **CNET**, **TechCrunch**, **CBS**, **Forbes**, **BBC**, and practically every major news outlet globally. Our technology has won awards from **CES** (the Consumer Electronics Show), **the Design Museum**, and praised for our cutting-edge innovation.


CNN tech
Samuel Burke
CNNTech | Business and Technology Correspondent



> All I can say right now is, 'Wow.'

As seen in

TNW — THE HUFFINGTON POST — THE VERGE — Mashable — BUSINESS INSIDER

Forbes — CNN — cnet — GIZMODO — BBC

The Guardian — WIRED — WAREABLE

## We've won multiple awards, including:



the DESIGN MUSEUM — CES INNOVATION AWARDS 2019 HONOREE

**THE VISION**

# Founded in 2014

Founded in 2014, we developed the world's first translating earbuds, **Pilot Smart Earbuds *with language translation***, with a record-breaking product reveal in 2016 that generated **$4.4MM** in sales from our crowdfunding campaign from over **19,000 customers**. Since that time, we've been hard at work re-engineering every detail of the device for professional users.










> **"** The Waverly Labs Pilot is as close as I've seen to the Universal Translator I was promised by Star Trek when I was a kid.

**Forbes**

## Now we introduce: Ambassador, *your professional interpreter*

Tailored for professional users, Ambassador's builds on our core expertise of speech recognition and language translation, using **patent-pending technology** to deliver **high-quality** and **smooth translations**. As we enter the next phase of operations, Ambassador has entered into testing and fulfillment with major businesses and will begin production this fall. We'll then launch our subscription model and distribute our inventory online until launching our retail line, expected for spring 2020.



Sergio Diaz
Co-Founder & VP of Product






A World
Without
Language
Barriers


Roadmap
Investment offering
October 2019
Shipping
December 2019
E-commerce / e-retail launch
Mini IPO offering
May 2020
May 2019
Ambassador product reveal
November 2019
B2B trials
April 2020
Subscription model released
November 2020
Retail Launch
WAVERLYLABS

OUR TEAM

## Speech translation expertise meets growth hacking and marketing

Our current team boasts **over 12 years** experience in the field of **software engineering**, **speech translation technologies** and **wearable manufacturing**, as well as **growth hacking and marketing**.

We've developed an innovative way of applying speech translation engines to our smart earbuds using **patent-pending technology**.

- Andrew Ochoa, Co-Founder and CEO
- Sergio DelRio Diaz, Co-Funder and VP of Product
- Georgiy Konovalov, Senior Software Engineer
- Alisher Agzamov, Back-End Developer
- Alexis Creuzot, iOS Developer







**Andrew Ochoa**
CEO

Oversees all business operations and sales/marketing strategies; developed the growth hacking strategy and pre-order campaign that generated $2.4MM in sales in the first month

**Sergio Delrio Diaz**
VP OF PRODUCT

Manages the Pilot earpiece and translation system development, including design engineering and manufacturing (DFMA); designed the first generation Pilot

**Georgiy Konovalov**
SENIOR SOFTWARE ENGINEER

The hacker, manages the development of the mobile applications and the integration of the speech translation engines

**Alisher Agzamov**
BACK-END DEVELOPER

Server-side application architecture, implementing endpoints, and administration of all servers

**Alexis Creuzot**
IOS DEVELOPER

Develops applications across iOS platforms alongside hardware prototype and testing phases



> " [Waverly Labs] will prevent you from ever being lost in translation again.

**POPULAR SCIENCE**

**WHY INVEST**

# A letter from our CEO

We started **Waverly Labs** out of a desire to solve a global challenge with our **Pilot Smart Earbuds**, and even though we knew we were working on something groundbreaking, we didn't anticipate the level of love and support that we've received from our global community. It's inspiring to know that so many people are just as passionate about breaking down language barriers as we are, and we're thrilled to have touched so many lives.

**Now as we release Ambassador Interpreter**, we realize a new evolution of what's capable with our technology as we solve the language barrier for professionals and businesses alike. Our customers still send us stories every day about how they'll use Ambassador, like Jade who uses them on international film sets, and Wesley who runs conferences all over the world. Their support and encouragement are truly why we do this.

Up until today we've only offered one investment offering from a limited number partners and investors, but now we're opening up a new opportunity for you to join our tech startup as a stakeholder. As an investor and evangelist, you'll be at

the cutting-edge of innovative technology that will bridge the language divide. We'll reap the rewards of our success and build something incredible. When people ask who did it, you'll say "**We Did It**".

Join us on this journey, and together we'll shape the future.



WAVERLY LABS

To Our Prospective Investors,

We started **Waverly Labs** out of a desire to solve a global challenge with our **Pilot Smart Earbuds**, and even though we knew we were working on something groundbreaking, we didn't anticipate the level of love and support that we've received from our global community. It's inspiring to know that so many people are just as passionate about breaking down language barriers as we are, and we're thrilled to have touched so many lives.

**Now as we release Ambassador Interpreter**, we realize a new evolution of what's capable with our technology as we solve the language barrier for professionals and businesses alike. Our customers still send us stories every day about how they'll use Ambassador, like Jade who uses them on international film sets, and Wesley who runs conferences all over the world. Their support and encouragement are truly why we do this.

Until today we've only had a small group of partners, but now we're opening up an opportunity for you to join our tech startup as a stakeholder. As an investor and evangelist, you'll be at the cutting-edge of innovative technology that will bridge the language divide. We'll reap the rewards of our success and build something incredible. When people ask who did it, you'll say **"We Did It"**.

Join us on this journey, and together we'll shape the future.

Sincerely,

Andrew Ochoa
President and CEO
Waverly Labs Inc.

19 Morris Avenue Brooklyn, NY 11205 United States

Ambassador Reveal

Testing Phase (ANTICIPATED)

Testing with Amazon Fulfillment Centers (warehouse), Clayton (home builders), Hope Haven (Education /

CES Product Review Strategy (ANTICIPATED)

Press / Media product

Inventory/e-Retail Launch (ANTICIPATED)

Move from pre-orders



| Reveal new Ambassador product | Haven (Education / Employment Counseling) | Press / Media product reveal and review of Ambassador units | Move from pre-orders to inventory and a full e-retail launch |
| --- | --- | --- | --- |

**May 2019**      **November 2019**      **January 2020**      **May 2020**

**October 2019**      **November 2019**      **April 2020**      **November 2020**

### Reg CF Offering
Investment opportunity under Reg CF

### Production Begins (ANTICIPATED)
Production of Ambassador units

### Subscription Model Release (ANTICIPATED)
release of our subscription model as an additional service

### Retail Launch (ANTICIPATED)
Retail strategy launch of Ambassador

# In the Press

   WIRED

SHOW MORE

# Meet Our Team

 

## Andrew Ochoa
CEO

## Sergio Delrio Diaz
VP of Product



**Georgiy Konovalov**
Senior Software Engineer



**Alisher Agzamov**
Back-end Developer



**Alexis Creuzot**
iOS Developer

Offering Summary

| | |
|---:|:---|
| **Company** : | Waverly Labs Inc. |
| **Corporate Address** : | 19 Morris Avenue, Brooklyn, New York, NY 11205 |
| **Offering Minimum** : | $9,997.80 |
| **Offering Maximum** : | $534,998.20 |
| **Minimum Investment Amount (per investor)** : | $380.00 |

Terms

| | |
|---:|:---|
| **Offering Type** : | Equity |
| **Security Name** : | Series C Common Stock |
| **Minimum Number of Shares Offered** : | 2,631 |
| **Maximum Number of Shares Offered** : | 140,789 |
| **Price per Share** : | $3.80 |
| **Pre-Money Valuation** : | $13,991,558.20 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

**Perks* & Investment Bonuses**

First 24 hours

Invest within the first 24 hours and get an additional 52% bonus shares

<u>Day 2-4</u>

Invest within the next 48 hours and receive 10% additional bonus shares

<u>$500+ investment</u>

25% off the retail price of Ambassador (cannot be combined with other discounts)

<u>$2,500+ investment</u>

Reserved Ambassador in your color choice of wine red or black

<u>$5,000+ investment</u>

Additional 5% bonus shares & reserved Ambassador in your color choice of wine red or black

<u>$10,000+ investment</u>

Additional 10% bonus shares & reserved Ambassador in your color choice of wine red or black

*All perks occur after the offering is completed.*

**\*Perks and bonus shares are not compounded.** In the case of conflicting perks, investors will receive the greatest value perk. All perks occur after the offering is completed.

**<u>The 10% Bonus for StartEngine Shareholders</u>**

Waverly Labs Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series C Common Stock at $3.80 / share, you will receive 110 Series C Common Stock shares, meaning you'll own 110 shares for $380. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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Offering Details

Form C Filings

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## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Waverly Labs Inc. to get notified of future updates!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE



MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

2019 Reg CF

William G.:
Developing the Pilot has been an intensive process. Our team's been working on it for over two years. Andrew is our original co-founder and oversees product development. I'm an electrical engineer and expert in manufacturing. We also have a mechanical engineer, software engineer, PhD in machine translation, as well as an industrial designer. Our wide breadth of experts has allowed us to develop a product from the ground up.

Andrew Ochoa:
Waverly Labs began about four or five years ago. We were a small team really inspired by wearable technology. We wanted to design a smart earpiece that would solve a global challenge. If we're going to do something really groundbreaking with this smart earpiece language itself would be the greatest thing we could solve. That was the idea. It's the world's first translating earpiece.

William G.:
What separates Waverly Labs from other companies is the expertise on both software and hardware sides. I think a deep understanding of both is what creates a great product.

Andrew Ochoa:
Since then we've been hard at work re-engineering every detail of the device for professional users. Meet Ambassador. Ambassador works by uploading the user's speech into the cloud where a neural network generates a new recording in the language of your choice.

Speaker 3:
How did last night's assignment go?

Translator 1:
[Foreign language 00:01:17]?

Speaker 5:
By taking inspiration and going one step further we gave Ambassador the capability to deliver natural professional grade translation.

Speaker 6:
When do you think the materials will arrive onsite?

Translator 2:
[Foreign language 00:01:32]?

Speaker 8:
[Foreign language 00:01:36].

Translator 3:
It seems that the earliest is at the end of may.

Speaker 6:
We'll have to pushback launch then.

Andrew Ochoa:
We engineered specific Bluetooth protocols that allow you to sync multiple devices to one smartphone. It's an innovation that makes sharing the device a truly smooth experience. A world without language barriers.

**Sizzle Reel Final**

Speaker 1:
I'm trying out Waverly earbuds. They do live translation from one ear to another.

Speaker 3:
We're the first startup to be at the convergence, at the intersection of both wearable technology and speech translation.

Speaker 4:
And this sounds like a complete and utter breakthrough.

Speaker 2:
All you need is Bluetooth and a data connection. All I can say so far is wow.

**STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)**

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL CORPORATE DOCUMENTS**

*[See attached]*



# Delaware

## The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WAVERLY LABS INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2017, AT 5:04 O`CLOCK P.M.*

*A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.*



Jeffrey W. Bullock, Secretary of State

5553747  8100
SR# 20177132040

Authentication: 203588151
Date: 11-16-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:04 PM 11/16/2017
FILED 05:04 PM 11/16/2017
SR 20177132040 - File Number 5553747

# AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF WAVERLY LABS INC.

Waverly Labs Inc., a corporation organized and exiting under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

**1.** The name of this corporation is Waverly Labs Inc., and this corporation was originally incorporated pursuant to the General Corporation Law on June 16, 2014, under the name Waverly Labs Inc.

**2.** This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 and, with respect to the stockholders of this corporation, Section 228 of the General Corporation Law, and restates, integrates and further amends the provisions of the Certificate of Incorporation of this corporation.

**3.** The text of the Certificate of Incorporation of this corporation is amended and restated to read as follows:

**FIRST:** The name of this corporation is Waverly Labs Inc. (the "Corporation").

**SECOND:** The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, City of Lewes, County of Sussex, 19958. The name of its registered agent at that address is Harvard Business Services, Inc.

**THIRD:** The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "General Corporation Law").

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of which (a) 3,911,569 are designated as Series A Common Stock, par value $0.0001 per share ("Series A Common Stock"), (b) 1,803,818 are designated as Series B Common Stock, par value $0.0001 per share ("Series B Common Stock"), and (c) 4,284,613 are designated as Series C Common Stock, par value $0.0001 per share ("Series C Common Stock").

The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Series B Common Stock and Series C Common Stock are identical with those of the Series A Common Stock other than in respect of voting and information rights as set forth herein, and for all purposes under this Certificate of Incorporation, the shares of Common Stock shall together constitute a single class of capital stock of the Corporation.

11545122

-1-

A. **Voting Rights**.

1. General. Except as otherwise required by law or this Certificate of Incorporation, at all meetings of stockholders and pursuant to all written actions in lieu of meetings (a) the holders of Series A Common Stock are entitled to ten votes for each share of Series A Common Stock, (b) the holder of Series B Common Stock are entitled to one vote for each of share of Series B Common Stock, and (c) the holder of Series C Common Stock have no voting rights. The number of authorized shares of Series A Common Stock, Series B Common Stock or Series C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more other series of Common Stock that may be required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

2. Required Vote. To the fullest extent permitted by law, with respect to any matter on which the holders of Series C Common Stock are entitled to vote by law, the holders of Series C Common Stock shall vote all shares of Series C Common Stock in the same manner as a majority in voting power of the shares of Series A Common Stock vote their shares on such matter.

B. **Information Rights**. To the fullest extent not prohibit by law, holders of Series C Common Stock shall not be entitled to inspect or make copies and extracts from the Corporation's stock ledger, a list of its stockholders, or its other books and records, and the books and records of subsidiaries of the Corporation, if any, in the manner provided in Section 220 of the General Corporation Law.

**FIFTH:** Unless and except to the extent that the Bylaws of the Corporation (the "Bylaws") shall so require, the election of directors of the Corporation need not be by written ballot.

**SIXTH:** Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

**SEVENTH:** A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

**EIGHTH:** Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws, or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine.

\* \* \*

IN WITNESS WHEREOF, Waverly Labs Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of this corporation on this 14 day of November, 2017.

_Andrew Ochoa_

Name: G. Andrew Ochoa
Title: Chief Executive Officer